Hakan Lindskog

16870 Thunder Road, Haymarket, VA 20169
Phone: 703-754-2809 ▪ E-mail: hakanlindskog@gmail.com

SUMMARY: Business leader with 20+ years of P&L management (as CEO, President or COO) of digital marketing, media, direct marketing and ecommerce companies. Delivered over $100 million in incremental profit growth. Expertise in recurring revenue business such as subscription, membership and club. Leadership of turnarounds, restructuring, digital transformation, international expansion and M&A, including acquisitions, integration and exits. Multi-channel sales and customer acquisition: mobile, online, email, direct mail, direct response TV, retail, telemarketing and catalog. Sales leadership. Product roadmaps, digital products, product development and new product introductions.

- Currently, Founder and CEO at Recur Advisory LLC, a consultancy focused on recurring revenue business.
- Previously, as SVP, Direct-to-Consumer Business at Highlights for Children, a media company, led turnaround and executed growth strategy focused on marketing excellence, shift to digital sales channels and sales of digital subscription products, resulting in net income growth of $13 million.
- Earlier, as CEO of Matomy U.S.A., a $50 million digital marketing agency, restructured and integrated operations of the company with a global digital marketing group.
- As CEO of Neverblue Media, a private equity owned digital marketing company, in five years nearly tripled revenues to $80 million and built a high-growth mobile marketing division before a successful exit.
- Previously, as Managing Director, Time Life, a private equity owned $200 million Direct Response TV, ecommerce and retail marketer of music and video, in three years grew EBITDA by $20 million before a successful exit.
- As President and COO of publicly held MediaBay, a $45 million multi-channel marketer of book clubs and digital products, executed turnaround and grew operating income by $14 million over a three-year period.
- Previously, seven years in leadership roles at International Masters Publishers Group, a global publisher of consumer reference works sold through a recurring revenue model. As President of the US business, more than doubled revenues to over $300 million and grew net income by $34 million. Subsequently promoted to COO of worldwide operations with revenues of $740 million; grew net income by 32% to $90 million in one year.

PROFESSIONAL EXPERIENCE:

RECUR ADVISORY LLC, Manassas, VA — 2016 –

Founder and Chief Executive Officer

Recur Advisory is a consultancy focused on recurring revenue business. We create and optimize subscription, membership and club businesses across a range of industries – mobile apps, music and video, publishing, digital media, consumer goods and software. Our clients unlock growth in revenues, profit and ROI. Services include strategic growth plans, digital transformation and M&A advice.

HIGHLIGHTS FOR CHILDREN, INC., Columbus, OH — 2015 - 2016

Senior Vice President, DTC Business

Reported to CEO with full P&L responsibility for the direct-to-consumer division, international division and digital division of this privately held media brand and publisher of magazines, books and digital products.

Led operational turnaround; instilled new culture of marketing innovation and accountability; built new team; formulated and executed growth strategy; shifted to digital business models.

- Increased net income by $13 million in two years.
- Developed and executed turnaround plan driving profit growth through higher retention and renewals, higher response rates, higher gross margin and new customer acquisition channels.
- Formulated long-term growth strategy focused on marketing excellence, shift to digital sales channels and sales of digital subscription products.
- Hired and developed a new executive team; restructured organization; devised new hiring and training strategies.
- More than doubled ecommerce revenues driven by digital sales channels.
- Launched company's first subscription-based mobile apps with multi-million dollar revenues in first year.

Advisor 2014 - 2015

Provided advisory services to companies and private equity firms related to M&A activities and business operations in the digital marketing and ecommerce industries. Served as Advisory Board Member of Go2mobi Inc., a mobile media company, Victoria, British Columbia, and ACT360 Solutions Ltd, a marketing services company, Vancouver, British Columbia.

MATOMY U.S.A., INC. (MediaWhiz), New York, NY 2012 - 2013

Chief Executive Officer (2013); Advisor (2012)

Reported to CEO of Matomy Media Group (Israel) with full P&L responsibility for this privately held $50 million digital advertising company, specializing in customer acquisition through email, mobile, social, search and display marketing.

Advised Matomy on its acquisition of MediaWhiz; was appointed CEO after the closing; restructured organization and reduced operating expenses; integrated operations with Matomy; acquired a mobile performance marketing company; positioned company for revenue growth.

- Decreased EBITDA loss by 85% in 2013 compared to the Q4 2012 run-rate.
- Reduced operating expenses by 30% through changes to headcount, compensation and technology operations.
- Shut down unprofitable business lines; integrated media, creative and network operations with Matomy.
- Acquired and integrated a mobile performance marketing company with revenues of $6 million.

NEVERBLUE MEDIA COMPANY, Victoria, British Columbia 2008 – 2012

President and Chief Executive Officer

Reported to President of Vertrue, Inc. with full P&L responsibility for this private equity-owned $80 million digital marketing services company with worldwide operations, specializing in customer acquisition through mobile, social, search, email and display marketing.

Replaced founders of start-up company; instilled culture of operational excellence; assembled a new, world-class executive team; built the salesforce; developed and executed growth strategy focused on mobile and international expansion; positioned company for sale and led successful sale process.

- Tripled revenues to $80 million and grew EBITDA by 250% to $7 million over a five-year period.
- Led sale of company for $40 million to strategic investor.
- Launched a mobile marketing division with 200% revenue growth to $15 million in 2012.
- Guided product strategy of marketing and analytics platform serving 7,000 media vendors and 500 clients.
- Grew share of international revenues from 15% to 45%; opened offices in London and Hong Kong.
- Initiated M&A strategy; acquired a search marketing company and an email marketing network.
- Ranked #1 in The Online Advertising Blue Book 2012 Top CPA networks.

TIME LIFE (Direct Holdings Americas Inc.), Fairfax, VA 2004 – 2007

Managing Director and Executive Vice President

Reported to CEO of Direct Holdings Worldwide with full P&L responsibility for this private equity-owned $200 million DRTV, e-commerce and retail marketer of music, video and books.

Recruited to lead the turnaround of Time Life after a string of losses and its acquisition by Ripplewood and Zelnickmedia; developed and executed multi-pronged turnaround strategy; instilled a marketing-driven and innovative culture; recruited several key executives; positioned company for sale to Reader's Digest.

- Increased EBITDA by $20 million, from a loss of $8 million in 2004 to income of $12 million in 2007.
- Developed and executed strategic plan for turnaround through margin growth in core business, revenue growth in new ventures and cost reductions in overhead and supply chain.
- Increased effectiveness of longform and shortform DRTV advertising by improvements to offers, upsells, pricing, media selection and inbound telemarketing, resulting in profit growth in excess of $5 million.
- Doubled profit from e-commerce driven by search, email and affiliate marketing to $5 million.
- Developed and launched a publishing business with projected revenues of $50 million in five years.
- Participated in sale of company for $60 million to strategic investor.

MEDIABAY, INC. (NASDAQ: MBAY), Cedar Knolls, NJ 2000 - 2003

Chief Executive Officer (2003); President (2001 - 2003); Chief Operating Officer (2000 - 2002)

Reported to Board of Directors with full P&L responsibility for this publicly held $45 million direct mail, e-commerce and retail marketer of audiobooks and other media products.

Recruited to lead turnaround of public company; developed and executed strategy focused on marketing and operational excellence; recruited several key executives; dramatically improved financial results.

- Increased operating income by $14.5 million, from a loss of $12 million to profit of $2.5 million through strategic focus on customer acquisition, merchandising and margin growth.
- Increased revenue per customer by 50%; increased gross profit margin from 48% to 55%.
- Reduced customer acquisition cost by more than 50% in direct mail and online marketing.
- Reduced G&A costs by $3.3 million or 28% through restructuring and integration of acquired companies.

REALHOME.COM, Stamford, CT 1999 - 2000
Chief Operating Officer and Executive Vice President

Reported to CEO with full P&L responsibility for this $6 million internet consumer services company.

Recruited to build dotcom business; raised funding, assembled team and launched internet portal.

INTERNATIONAL MASTERS PUBLISHERS GROUP, Stamford, CT 1996 - 1997
Chief Operating Officer and Group Executive Vice President; Chairman of 6 operating companies

Reported to CEO with full P&L responsibility for this privately held $740 million publisher and direct marketer of consumer publications, operating in 19 countries in North America, Europe and Australia.

Promoted to take over worldwide operational and P&L responsibility from Founder and CEO; drove strong growth in revenues and income after turnarounds of the British and Scandinavian subsidiaries and aggressive expansion into new territories; recruited three Presidents of operating companies.

- Increased revenue by 11% to $740 million.
- Increased operating income by 32% to $90 million through product introductions and market entries.
- Developed and implemented strategic plan for international expansion; launched operations in three markets.
- Implemented state-of-the-art fulfillment platform and analytics platform.

INTERNATIONAL MASTERS PUBLISHERS, INC., Stamford, CT 1993 - 1996
President

Reported to Chairman with full P&L responsibility for this $330 million publisher and direct marketer of consumer publications, operating in U.S., Canada, Australia and New Zealand.

Promoted to lead the turnaround of the US subsidiary of IMP; developed and executed strategy focused on customer retention; recruited new executive team; significantly grew topline and bottomline.

- Doubled revenue (from $168 to $329 million) and took net income from $1 million loss to $33 million profit.
- Developed and implemented strategic plan with customer retention focus. Doubled profit per customer.
- Launched operations in Australia/New Zealand with revenues of $52 million and net of $12 million in 3 years.
- Rejuvenated and extended product portfolio through new introductions driven by consumer research.
- Developed and implemented a new generation of analytics and database marketing platforms.
- Increased gross profit margin from 73.7% to 79.2%; reduced paper, printing, postage and data processing cost.

INTERNATIONAL MASTERS PUBLISHERS, LTD., London, UK 1992 - 1993
Managing Director

Reported to Chairman with full P&L responsibility for this $50 million publisher and direct marketer.

MULTIPOST AB,Malmo, Sweden 1991 - 1992
Managing Director

Reported to Chairman with full P&L responsibility for this $15 million direct marketing service provider.

ITALIENSKA GUMMI AB, Eskilstuna, Sweden 1989 - 1991
Managing Director

Reported to Chairman with full P&L responsibility for this $15 million sales company for Pirelli tires.

SCANDORAMA AB, Malmo, Sweden 1985 - 1989
Managing Director (1987 - 1989); **General Manager** (1985 - 1986)

Reported to Chairman with full P&L responsibility for this $25 million Scandinavian tour operator.

EDUCATION: M.Sc., Swedish University of Agricultural Sciences, Uppsala, Sweden, 1984.
PERSONAL: Year of Birth: 1960 U.S. Citizen.